Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: May 24, 2017

The following is a translation of an interview with Michael H. McGarry, Chairman and Chief Executive Officer of PPG Industries, Inc., published by Algemeen Dagblad in the Netherlands on May 24, 2017.

Algemeen Dagblad at pages 24-25

‘Akzo management only concerned about its own jobs’

By Sander van Mersbergen

PPG CEO Michael McGarry met much hostility during his AkzoNobel takeover approach. Now he hits back: “Minister Kamp should not protect underperforming companies.”

Michael McGarry traveled to the Netherlands only to be present at the Enterprise Chamber hearings. The Enterprise Chamber heard the case between shareholder Elliott and Dutch paints and chemicals company AkzoNobel. There, PPG (led by McGarry, who is close to sixty, short in stature and full of bravado) was again characterized as a company that didn’t care for sustainability. There was no evidence of a rapprochement between hunter and prey. The atmosphere was icy. A day later, he elaborated on his impressions. “You see that Akzo is still very defensive. They’ve spent more time in court than they did talking to us, which would have been much more productive. Together, we are stronger. But instead, they’ve taken up a hostile attitude.”

What’s your feeling about this reception in the Netherlands?

“It’s disappointing. The Netherlands is a fantastic and historically open country. Now the vision is quite limited. Take the proposal by Minister Kamp to protect companies by law against takeovers. In the end, that’s bad for the ordinary workers. Management teams that perform badly, as is the case with Akzo, shouldn’t be rewarded by drawing up a protective wall. This eventually makes the country weaker.”

Can you explain this to the ordinary workers? Many believe it’s excellent that the government protects our companies.”

“Those workers are dependent on a pension. And pension funds won’t be able to pay these pensions when a company consistently underperforms year after year.”

Employees are not so sure whether things will improve under PPG.

“Maybe they haven’t looked at all the details yet. Do they know that Akzo has been among to the worst performing companies in the sector for years? That the industry is changing? That Akzo was the largest coating company five years ago, but is now the number two and soon the number three? How far will they have to drop before they look for help?”

The chief of the works council says he doesn’t trust PPG. He wants guarantees.

“First of all: get to know us. And second: does Akzo offer guarantees? Don’t you rather want to belong to a strong company? If a company wins in the marketplace, this is good for employees. I believe they should understand this message. We have a good track record when it comes to employment. Akzo should stop spreading fear and instead switch to analysis. Then you see that PPG performs better, grows better and has more satisfied customers. That’s good for employees.”

How do you see the road ahead? There seems to be no other option than a hostile bid.

“We haven’t made a decision on this yet. But if we proceed, there will be no hostile, but a friendly proposal to shareholders. There’s only hostility between Akzo and shareholders.”

In the market, this is simply called a hostile takeover.

Shareholders won’t see it this way. They see that Akzo doesn’t create value and deliver any long-term performance. Seventeen percent of shareholders appeared before the Enterprise Chamber on Monday. There were no shareholders to support Akzo’s management. I’ve never seen a more hostile situation between shareholders and a company. And I’ve seen a lot.”

What do you think of the way PPG is pictured in the media?

“It’s incorrect. We are similar to AkzoNobel in many respects. Our employees are satisfied, and we are locally involved. Akzo talks about sustainability and is very proud that they are number one, but we are proud to be number two. There’s not really that much difference. Or maybe there is: we don’t pay a third party to confirm what we do and don’t brag about it that much. We don’t talk about it with the media, but with our customers and the local communities.”

Using a third party does allow outsiders to see what happens. In your case, we only have your word.

“Our customers and shareholders don’t want us to pay for things like this. They believe our story. Furthermore, there are also parties that study these things out of their own budget. PPG is the most admired chemical company in the Fortune 500. One of the most important pillars in this assessment is sustainability.”

Are you still confident about a positive end to this story?

“Monday, at the Enterprise Chamber, Akzo’s tone was not very constructive. Some remarks were childish. Akzo’s strategy up to now is to just say no to everything. Nothing else.”

But why do they do this? There should be a reason.

“They want to remain independent. But management does not do this for the sake of employees or shareholders, they are only defending their own jobs. We offer a 50 percent premium on the share price and even this is no reason for them to enter talks. They present their own plan, but refuse to show how they will trump our offer. In any case, the market doesn’t believe it.”

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This communication does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this communication include statements about the proposed business combination with Akzo Nobel N.V. (“AkzoNobel”) by PPG (such proposed business combination, the “Transaction”), the terms of the proposed Transaction and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: PPG’s future actions in respect of the Transaction and AkzoNobel; whether an agreement in respect of the Transaction will ultimately be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction; whether AkzoNobel’s management or supervisory boards will endorse the Transaction and uncertainties as to successful implementation of the Transaction. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information About the Proposed Transaction and Where to Find It

An agreement in respect of the Transaction described in this communication has not yet been executed, and this communication is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the SEC and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s Investor Center website http://investor.ppg.com.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s Investor Center website http://investor.ppg.com.